Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

02055275

OCT 7 2002

SUPPL

Basel, 3 October 2002

Research Collaboration Agreement between New Chugai and Roche

Roche and Chugai today announced the signing of a broad-ranging collaboration agreement on small molecule drug research.

Under the terms of the agreement, Roche and Chugai will collaborate closely to develop common technology platforms designed to facilitate the creation and advancement of research projects. The agreement will enable the two partners to share information through Roche's leading-edge data management system, which links all of the Roche Group's global research centres. This enhanced knowledge sharing capability will allow scientists at all research sites to make use of coherent data sets, thus enabling Roche and Chugai to further broaden their respective capabilities and areas of expertise in the complex field of small molecule development.

Chugai, a member of the Roche Group, will build on its strengths in oncology by integrating the former Nippon Roche Research Centre in Kamakura into its R&D network, which includes Chugai's flagship Fuji Gotemba Research Laboratories.

"The present agreement will guarantee the continuity of excellent research, and we firmly believe that a common global technology platform will help to select promising new compounds and make the drug discovery process more efficient. By using Roche's outstanding Multi-Dimensional Drug Optimisation (MDO) programme and excellent chemoinformatics systems, we will create new knowledge leading to innovative medicines which address unmet medical needs," said Jonathan Knowles, Head of Global Research at Roche.

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The agreement will equip Chugai with a research technology platform enabling it to discover chemically synthesised drugs at a globally competitive level. Together with an expanding focus on

genome research, proteomics and life science technology, the New Chugai will have a solid business base on which to grow into a leading Japanese pharmaceuticals company with strong drug discovery capabilities.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups. The company's core pharmaceuticals and diagnostics businesses provide innovative products and services for the prevention, diagnosis and treatment of disease, thus enhancing people's health and quality of life. Research at Roche focuses on significant unmet medical needs in the management of diseases of the central nervous system and genitourinary tract, metabolic disorders, inflammation, bone diseases, cancer, vascular diseases and virology.

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

Basel, 3 October 2002

Roche files supplemental regulatory application for Bondronat in Europe for treatment of metastatic bone disease in breast cancer patients

Roche announced today that it has filed a supplemental application to the European Agency for the Evaluation of Medicinal Products (EMEA) for the treatment of metastatic bone disease in breast cancer patients for the oral and intravenous formulations of Bondronat (ibandronate). Intravenous Bondronat is already approved in Europe for the treatment of tumour-induced hypercalcaemia.

The application for Bondronat is supported by clinical trial data evaluating approximately 1300 patients for up to 2 years, taking either oral Bondronat daily or intravenous Bondronat every 3- 4 weeks. Bondronat significantly reduced the incidence of cancer-related bone complications called skeletal related events (SREs) and reduced bone pain in patients with breast cancer. The quality of life was statistically significantly improved for patients taking Bondronat.

"Bondronat effectively treats skeletal related events and bone pain associated with metastases thus significantly improving patients' quality of life," said Kevan Clemens, Business Director for Oncology, Roche. "These data, combined with the convenience of an oral formulation that provides flexibility for the patient, suggests Bondronat will be the new standard of treatment for bone complications of cancer."

Metastatic Bone Disease

Bone metastases, or the spread of cancerous cells from the original tumour are the most prominent complications in cancer with severe clinical consequences. Bone metastases/lesions are common in breast cancer, and can lead to complications collectively termed skeletal related events (e.g. fractures, compression of the spine, severe bone pain and hypercalcaemia).

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Current therapeutic options for complications of bone metastases include: chemotherapy, hormonal therapy, radiotherapy, analgesics for pain management, surgery and the use of intravenous bisphosphonates.

About Bondronat

Bondronat (ibandronate) is a new generation, highly potent nitrogen-containing bisphosphonate. Bondronat has been on the market since 1996 and is registered in over 50 countries world-wide for the treatment of hypercalcaemia due to malignancy with over 350, 000 patients treated to date. Bondronat has not been associated with renal toxicity seen with other bisphosphonates.

Roche in Oncology

Roche is the world leader in oncology. Its franchise includes MabThera (non-Hodgkin's lymphoma), Xeloda (colorectal cancer, breast cancer), Herceptin (breast cancer), NeoRecormon (anaemia in various cancer settings), Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma), Bondronat (hypercalcemia of malignancy), Neupogen (neutropenia) and Kytril (chemotherapy and radiotherapy-induced nausea).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 13,1 billion Swiss Francs in the 1st half of 2002 and employed about 57'000 employees world-wide.

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Basel, 01 October, 2002

Roche - Chugai alliance successfully launched

Roche, Basel, Switzerland, and Chugai, Tokyo, Japan, announced today that the alliance to create a leading research driven Japanese pharmaceutical company has become effective as of October 1st 2002.
Since the announcement of the plans to merge Chugai and Nippon Roche in December 2001 a number of important transactions have been carried out. The merger has been approved by the Japanese Fair Trade Commission and other authorities, as well as by 98% of Chugai's shareholders at their Annual General Meeting in June 2002. By way of a strongly over-subscribed tender offer Roche acquired 30 million shares of Chugai (GenProbe, the diagnostics arm of Chugai, had been spun-off prior to the tender offer). The capital increase and legal merger of Nippon Roche with Chugai were the last actions in a series of transaction steps, which consequently provide Roche with a majority ownership of 50.1% of all outstanding Chugai shares. The new enterprise will be a fully fledged pharmaceutical company based in Japan and listed on the Tokyo Stock Exchange.

Chugai will be consolidated into Roche's from 1 October 2002 unwards. On an annualised basis and based on latest estimates, Chugai will contribute to Roche additional Pharma sales of roughly 2.5 billion Swiss francs.

"I am delighted to welcome new Chugai and all of its people as members of the Roche Group. The professionalism of the two teams preparing the integration was impressive. As we share the same values I am very optimistic that this new alliance lays the foundation for a prosperous business in Japan," said Franz B. Humer, chairman and CEO of Roche. "The combined teams and product portfolios of both companies complement each other ideally. This unprecedented transaction significantly strengthens our

position as it enables Roche to become a leader in the second largest pharmaceutical market world-wide and adds global access to Chugai's solid R&D pipeline".

Great opportunity for Chugai

Osamu Nagayama, President and CEO of Chugai, said: "This alliance with Roche gives new impetus to the long-term future and success of our businesses. Chugai is the first Japanese pharmaceutical company with access to all world markets – with the choice to either go directly or in partnership with one of the world's leading healthcare companies."

Important step for long-term growth in the worlds second largest market

Named "Chugai, a member of the Roche Group" the new company will be Roche's exclusive pharma representative in Japan and will have rights to develop and market all pharmaceutical products which the Roche Group decides to commercialise in Japan. Roche will have the right to license-in all Chugai products outside of Japan and South Korea for which Chugai seeks a partner.

Based on the combined sales, Chugai is now the 5th largest pharmaceutical company in Japan, a market larger than those in Germany, France and the UK combined.

Strengthened R&D and biotech manufacturing, leading marketing and sales presence in Japan

The integrated businesses create one of the most powerful research, development, manufacturing and marketing organisations in Japan. It will enable New Chugai to fully exploit the potential of all products taking advantage of the dynamic changes taking place in the Japanese marketplace.

Chugai employs over 5'000 people and has a combined sales force of approximately 1,400 medical representatives, which is one of the largest marketing forces in the country. The synergies from the combined work forces and product portfolios will allow for an even more effective presence in this important market. This coincides with the recent launches of Herceptin, MabThera/Rituxan and Tamiflu, and the upcoming launches of leading products including Pegasys and Xeloda.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 13,1 billion Swiss Francs in the 1st half of 2002 and employed about 57'000 employees world-wide.

This release is available in English and German only.